

Arman Rousta · 2nd



b.labs Ventures

Polymath | Inventor | Serial Entrepreneur with Multiple Exits @ b.labs a Venture Building Think Tank

Jersey City, New Jersey, United States · 500+ connections ·

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Tune in LIVE tomorrow (4/22) @ 1pm ET, as I welcome "the CEO's Futurist" and a true...



the POLYMATH project
with ARMAN ROUSTA

7 • 1 Comment



DR. JESSE McGUIRE

Using Social Currency to Create Change in the World

The controversial NFL kneeling story, led by Colin Kaepernick, has opened up a whole...

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Experience



Founder & CEO

b.labs Ventures

Jan 2017 – Present · 3 yrs 6 mos

Greater New York City Area

Venture builder and incubator providing capital, tech, marketing, operations and strategic direction to industry disrupting startup tech and product development companies.



Founder & CEO

Kidcoin

Nov 2017 – Present · 2 yrs 8 mos

Jersey City, NJ

Kidcoin facilitates multi-currency earning, saving, spending and giving amongst family, friends, sponsors and trusted merchants – improving financial literacy from cradle to college.



CEO

Blueliner, LLC.

Jun 2001 – Present · 19 yrs 1 mo

Greater New York City Area

Blueliner is a group of diverse, media and web savvy entrepreneurs that know how to put strategies in place for building brands on the web. By combining high-level digital strategy services locally with offshore implementation and support, Blueliner leverages a cost-effective servicing model to lower acquisition costs for client campaigns.



Founder & CEO

401kid, Inc.

May 2000 – 2009 · 9 yrs

Greater New York City Area

Co-Founder & Chief Operating Officer

Exeter Technologies, Inc.

Jun 1996 – Dec 1999 · 3 yrs 7 mos

Greater New York City Area

Arman spent 3+ years as Co-Founder and COO of Exeter Technologies, an automotive electronics firm that innovated "Smart Car" tech before that term became en vogue.

He was a contributing inventor to several Exeter products and guided the launch of ...see mor

Education



Columbia Business School

MBA, Entrepreneurship

2000 – 2001



Columbia University in the City of New York

Bachelor of Arts, Dual: Political Economics & Psychology
1992 – 1996
Activities and Societies: Columbia University Men's Soccer Team

Student-Athlete (Academic All-Ivy)
Men's Soccer (Division 1)

Wagner High School

1988 – 1992

Captain of Men's Soccer Team
Captain of Men's Tennis Team

Skills & Endorsements

SEO · 99+

 Endorsed by **2 of Arman's colleagues at Blueliner Marketing, LLC**

Web Analytics · 86

 Endorsed by **Imran Hassan, MBA, who is highly skilled at this**

 Endorsed by **8 of Arman's colleagues at Blueliner Marketing, LLC**

Email Marketing · 73

 Endorsed by **Ellen Rich and 5 others who are highly skilled at this**

 Endorsed by **8 of Arman's colleagues at Blueliner Marketing, LLC**

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Recommendations

Received (8)   Given (11)

 **John Licata**
Global Head of Reputation
Strategy at SAP

Working with Arman and his team at blueliner was a great experience. He took my vision for my corporate website and

Procurement Solutions

June 23, 2011, John was a
client of Arman's

really made it come alive. I highly recommend blueliner for
website design and logo creation.



David Eastbrook

Business Development
Manager, North America at
ad pepper media

March 6, 2008, David worked
with Arman but at different
companies

Arman is a rare combination of visionary, leader, top-flight
manager, all solidly based on a foundation of brilliant busine
acumen. He's not only a pleasure to work with, his intellect
knowledge are incredibly deep; he makes great business ha

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